UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 6, 2006

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc
To: Company Announcements Office The London Stock Exchange Company Announcements Office The Australian Stock Exchange	cc: New York Stock Exchange Swiss Stock Exchange JSE Limited Deutsche Bank UBS Zurich

Date: 6 November 2006

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received on 3 November 2006 by BHP Billiton Plc in a letter from Barclays PLC, dated 3 November 2006, relating to major interests in shares of BHP Billiton Plc as at 18 October 2006:

"I hereby inform you that as at 18 October 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.98%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed."

LEGAL ENTITY REPORT

BHP BILLITON PLC		SEDOL : 0056650

As at 18 October 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 97,171,824 USD0.50 representing 3.98% of the issued share capital of 2,442,727 units.

Legal Entity	Holding	Percentage Held

Barclays Global Japan Trust & Banking	2,835,649	0.1161
Barclays Capital Securities Ltd	7,612,040	0.3116
Barclays Global Investors Japan Ltd	1,422,083	0.0582
Abvest Associates (Pty) Ltd	335,717	0.0137
Barclays Global Investors Ltd	32,367,447	1.3251
Barclays Capital Inc	301,000	0.0123
Barclays Global Investors, N.A.	31,459,960	1.2879
Gerrard Ltd	5,325,694	0.2180
Barclays Private Bank Ltd	629,591	0.0258
Barclays Bank and Trust Company Ltd	1,000	0.0000
Barclays Bank and Trust Company Ltd	3,739	0.0002
Barclays Bank Trust Company Ltd	20,049	0.0008
Barclays Global Investors Canada Ltd	181,719	0.0074
Absa Investment Management Services (Pty) Ltd	10,800	0.0004
Barclays Private Bank and Trust Ltd	202,974	0.0083
Absa Fund Managers Ltd	469,452	0.0192
Barclays Global Investors Australia Ltd	1,376,045	0.0563
Barclays Life Assurance Co Ltd	4,417,625	0.1808
Barclays Global Fund Advisors	8,199,240	0.3357

Group Holding	97,171,824	3.9780

REGISTERED HOLDERS REPORT

BHP BILLITON PLC		SEDOL: 0056650

As at 18 October 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 97,171,824 USD0.50 representing 3.98% of the issued share capital of 2,442,727 units.

Registered Holder	Account Designation	Holding

AIMS Retirement Annuity Fund	281089	10,800
Absa Nominees Pty Ltd		335,717
Bank of Ireland	426360	25,283
Bank of New York		174,737
Barclays Capital Nominees		7,311,678
BNP Paribas		178,955
Barclays Bank PLC (Singapore)		1,000
Barclays Capital Securities		300,362
Barclays Capital Securities		301,000
Barclays Global Investors Canada		181,719
Barclays Trust Co DMC69 C000000000000000000		10,000
Barclays Trust Co R69 C000000000000000000		10,049
Chase Nominees Ltd	16376	1,244,660
Chase Nominees Ltd	20947	11,977,129
Chase Nominees Ltd	28270	1,030,671
CIBC Mellon Global Securities		133,476
Clydesdale Nominees HGB0125	00032349601	4,192
Clydesdale Nominees HGB0125	00032449201	11,783
Clydesdale Nominees HGB0125	00059396501	1,666
Clydesdale Nominees HGB0125	00059419801	602
Clydesdale Nominees HGB0125	00059553401	3,045
Clydesdale Nominees HGB0125	00059571201	1,280
Clydesdale Nominees HGB0125	00059710301	1,223
Clydesdale Nominees HGB0125	00059732401	4,081
Clydesdale Nominees HGB0125	00059737501	3,952
Clydesdale Nominees HGB0125	00059738301	5,183
Clydesdale Nominees HGB0125	00059744801	2,524
Clydesdale Nominees HGB0125	00064544201	3,663
Clydesdale Nominees HGB0125	00065136101	1,378
Clydesdale Nominees HGB0125	00066860401	1,110
Clydesdale Nominees HGB0125	00067940101	19,039
Clydesdale Nominees HGB0125	00069198801	2,061
Clydesdale Nominees HGB0125	00069238601	4,745
Clydesdale Nominees HGB0125	00069340401	1,100
Clydesdale Nominees HGB0125	00069732901	12,850
Clydesdale Nominees HGB0125	00069738801	1,350
Clydesdale Nominees HGB0125	00069829501	2,185
Clydesdale Nominees HGB0125	00070314001	1,290
Clydesdale Nominees HGB0125	00070331001	1,500
Clydesdale Nominees HGB0125	00070335301	2,621
Clydesdale Nominees HGB0125	00070339601	1,027
Clydesdale Nominees HGB0125	00070387601	1,268
Clydesdale Nominees HGB0125	00070388401	1,867
Clydesdale Nominees HGB0125	00070391401	1,087
Clydesdale Nominees HGB0125	00080750701	8,176
Clydesdale Nominees HGB0125	00080766301	1,668
Clydesdale Nominees HGB0125	00083011801	2,048
Clydesdale Nominees HGB0125	00086680501	1,721
Clydesdale Nominees HGB0125	00088608301	1,513
Clydesdale Nominees HGB0125	00120010601	2,679
Clydesdale Nominees HGB0125	00300000001	1,672
Clydesdale Nominees HGB0125	00310007101	3,440
Clydesdale Nominees HGB0125	00310042001	2,115
Clydesdale Nominees HGB0125	00310092601	4,927
Clydesdale Nominees HGB0125	00310128001	2,323
Clydesdale Nominees HGB0125	00310186801	1,478
Clydesdale Nominees HGB0125	00310205801	1,216
Clydesdale Nominees HGB0125	00310231701	1,381
Clydesdale Nominees HGB0125	00310246501	18,564
Clydesdale Nominees HGB0125	00310254601	2,897
Clydesdale Nominees HGB0125	00310255401	16,147
Clydesdale Nominees HGB0125	00310266001	978
Clydesdale Nominees HGB0125	00310311901	1,475
Clydesdale Nominees HGB0125	00310589801	845
Clydesdale Nominees HGB0125	00310590101	900
Clydesdale Nominees HGB0125	00310594401	1,617
Clydesdale Nominees HGB0125	00700009301	1,805
Clydesdale Nominees HGB0125	00700066201	1,579
Clydesdale Nominees HGB0125	00700083201	1,175
Clydesdale Nominees HGB0125	00700106501	1,576
Clydesdale Nominees HGB0225	00059579802	2,749
Clydesdale Nominees HGB0225	00070160102	3,154
Clydesdale Nominees HGB0225	00070383302	7,376
Clydesdale Nominees HGB0225	00087093402	1,670
Clydesdale Nominees HGB0225	00310594402	421
Clydesdale Nominees HGB0325	00070309403	1,460
Clydesdale Nominees HGB0325	00087093403	557
Gerrard Nominees Limited	602698	500
Gerrard Nominees Limited	611717	3,650
Gerrard Nominees Limited	617906	1,500
Gerrard Nominees Limited	635860	1,700
Gerrard Nominees Limited	637739	1,000
Gerrard Nominees Limited	639311	1,000
Gerrard Nominees Limited	642367	4,600
Gerrard Nominees Limited	643975	900
Gerrard Nominees Limited	647291	2,300
Gerrard Nominees Limited	650668	3,000
Gerrard Nominees Limited	652198	5,000
Gerrard Nominees Limited	653035	3,700
Gerrard Nominees Limited	654151	750
Gerrard Nominees Limited	658574	2,300
Gerrard Nominees Limited	658729	1,000
Gerrard Nominees Limited	659792	1,200
Gerrard Nominees Limited	660318	12,000
Gerrard Nominees Limited	660851	5,400
Gerrard Nominees Limited	660968	2,930
Gerrard Nominees Limited	768557	8,000
Gerrard Nominees Limited	770101	12,325
Gerrard Nominees Limited	774160	700
Gerrard Nominees Limited	781271	3,600
Greig Middleton Nominees Limited (GM1)		600,878
Greig Middleton Nominees Limited (GM3)	126066DA	1,600
Greig Middleton Nominees Limited (GM3)	220805DN	100,000
Greig Middleton Nominees Limited (GM3)	523475DN	150,000
Investors Bank and Trust Co		27,064,032
Investors Bank and Trust Co		8,199,240
JP Morgan (BGI Custody)	16331	611,392
JP Morgan (BGI Custody)	16338	146,541
JP Morgan (BGI Custody)	16341	1,807,744
JP Morgan (BGI Custody)	16342	329,012
JP Morgan (BGI Custody)	16344	169,069
JP Morgan (BGI Custody)	16345	280,980
JP Morgan (BGI Custody)	16400	18,924,778
JP Morgan (BGI Custody)	17011	42,216
JP Morgan (BGI Custody)	18408	195,597
JP Morgan Chase Bank		52,000
JP Morgan Chase Bank		1,376,045
JP Morgan Chase Bank		80,849
JP Morgan Chase Bank		699,918
JP Morgan Chase Bank		2,835,649
Mellon Trust of New England		180,354
Master Trust Bank		305,111
Mellon Trust - US Custodian		404,363
Mitsui Asset		42,376
Northern Trust Bank - BG1 SEPA		807,743
R C Greig Nominees Limited		2,843,660
R C Greig Nominees Limited GP1		221,072
R C Greig Nominees Limited SA1		208,285
R C Greig Nominees Limited a/c AK1		802,593
R C Greig Nominees Limited a/c BL1		165,114
R C Greig Nominees Limited a/c CM1		153,437
Reflex Nominees Limited		3,739
State Street Bank & Trust - W1		371,299
State Street Boston		1,481,720
State Street Trust of Canada		311,546
Standard Bank of SA in trust for Absa Unit Trust		469,452
The Northern Trust Company - U		218,886
Trust & Custody Services Bank		374,678
Zeban Nominees Limited		629,591

Total		97,171,824

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 6 November 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary